                                                                       EXHIBIT 8

January 6, 1997

Mr. David C. Colby

177 Humboldt Street

Denver, Colorado 80218

Dear David:

    Reference is made to the following documents:

    1. The agreement and plan of merger (the "Merger Agreement") dated as of January 6, 1997 by and among Laidlaw Inc. ("Parent"), American Medical Response, Inc., (the "Company"), and MedTrans Acquisition Co., a wholly-owned subsidiary of Parent ("Acquisition"). Capitalized terms defined in the Merger Agreement and not otherwise defined herein are used herein with the meanings so defined.

    2. The employment agreement (the "Employment Agreement") dated as of April 1, 1996 between the Company and you (the "Executive").

    3.  The Company's Executive Separation Allowance Plan (the "Separation
Plan").

    Pursuant to the Merger Agreement, Acquisition will make a tender offer to acquire all outstanding shares of common stock, par value $0.01 per share, of the Company in accordance with the terms and subject to the conditions provided for therein (the "Offer"). Subsequent to the Offer, Acquisition will merge with and into the Company, and the Company will become a wholly-owned subsidiary of Parent. It is contemplated that the medical transportation and health care businesses of Parent and its subsidiaries will be consolidated with those of the Company and its subsidiaries and will be operated under the direction of executives of the Company.

    Contemporaneous with Acquisition's purchase of Shares pursuant to the Offer, Parent, the Company and the Executive hereby agree as follows:

    1. INDUCEMENT PAYMENT. To induce Executive to remain in his position with the Company and to accept the responsibilities arising from the management of the Company following the Offer and the Merger, Parent or the Company will pay or cause to be paid to Executive on August 31, 1997, provided Executive is still employed by the Company on such date, an amount in cash equal to $841,500. If prior to August 31, 1997 the Company terminates the Executive's employment other than for Cause (as defined in the Separation Plan) or if Executive terminates his employment following any of the events specified in Section III.B of the Separation Plan, (a) Parent or the Company will pay or cause to be paid to Executive an amount in cash equal to $841,500 and (b) Executive shall be entitled to receive the benefits provided for in Section VI of the Separation Plan.

    2. AMENDMENTS TO EMPLOYMENT AGREEMENT. The Employment Agreement is hereby amended effective upon the consummation of the Offer as follows:

    (a) Paragraph (d) of Section 1 is deleted.

    (b) Paragraph (a) of Section 2 is amended by deleting "$275,000" and inserting "$325,000".

    (d) Paragraph (b) of Section 2 is amended in its entirety to read as follows:

       "(b) BONUS. Executive shall be eligible for an annual performance bonus with a target of 50% of Executive's base salary, which performance bonus shall be based on quantitative and qualitative performance factors to be established by the Company. Executive shall also participate in any other bonus plan that Parent or the Company makes available for senior executives of the Company."

    (e) Paragraph (f) of Section 2 is deleted.

    (f) The first sentence of Paragraph (b) of Section 6 is amended to read as follows:

       "(b) Upon termination of Executive's employment pursuant to clause (i) of paragraph 6(a), by the Company pursuant to clause (iii) of paragraph 6(a) (other than upon expiration of the initial or any successive term after notice in accordance with paragraph 6(a)) or by the Executive for Good Reason pursuant to clause (iv) of paragraph 6(a), Executive shall be entitled to receive (i) all cash compensation earned under this Agreement to the date of termination PLUS (ii) in respect of the bonus amount payable pursuant to the first sentence of paragraph (b) of Section 2, an amount equal to the greater of the amount of any bonus paid to the Executive during the preceding twelve months or 50% of the Executive's then current base salary prorated for any partial year prior to termination PLUS (iii) in respect of any other bonus plan in which Executive is then participating, an amount that reflects the achievement of any performance goals under such plan to the date of termination.

    (g) Paragraph (c) of Section 6 is amended by deleting the reference to "paragraph 7(a)" and inserting therefor a reference to "paragraph 6(a)".

    3. OPTIONS TO PURCHASE PARENT COMMON STOCK. On the date on which the Merger Agreement is executed and delivered, Parent shall grant to the Executive, subject to the consummation of the Offer, an option to purchase 30,000 shares of Parent's Class B Non-Voting Shares at an exercise price equal to the closing price of the Shares on the New York Stock Exchange on the immediately preceding day. Such option will vest in five equal annual installments beginning on the first anniversary of the date of grant. In addition, Parent shall in April 1997 approve, and in May 1997 grant, to the Executive an option to purchase an additional 30,000 shares of Parent's Class B Non-Voting Shares at an exercise price equal to the fair market value of the Shares at the time of such grant. Such option will vest in five equal annual installments beginning on the firsts anniversary of the date of grant.

    4. SEPARATION PLAN. Effective upon consummation of the Offer, Executive waives his right to any payments or benefits due or to become due under the Separation Plan, except as otherwise provided in clause (b) of the second sentence of Paragraph 1 above.

    Except as specifically set forth herein, the Employment Agreement will remain in full force and effect.

    This Agreement may be executed in any number of counterparts which together shall constitute one instrument.

LAIDLAW INC.                                   AMERICAN MEDICAL RESPONSE, INC.

By /s/ Ivan R. Cairns                          By /s/ Paul T. Shirley
---------------------------------------        ---------------------------------------
Title: Senior Vice President and               Title: President and Chief
       General Counsel                         Executive Officer

EXECUTIVE:

/s/ David C. Colby
---------------------------------------
David C. Colby

                                       2